AMENDED AND RESTATED STOCK PURCHASE AGREEMENT

Stock Purchase Incident to Change of Control

This Amended and Restated Stock Purchase Agreement (the “Agreement”) is entered into as of May 1, 2009, by and between Nutmeg/Fortuna Fund, LLLP, an Illinois limited liability limited partnership with its principal place of business located at Suite 10, 155 Revere Drive, Northbrook, IL 60062, (the “Seller”) and Integrated Freight Systems, Inc., a Florida Corporation with its principal place of business located at Suite 200, 6371 Business Boulevard, Sarasota, FL 34240 (the “Purchaser”). Each of the Seller and Purchaser shall be referred to as a “Party” and collectively as the “Parties”.

PREAMBLE

WHEREAS, the Seller is the registered owner of 500 shares of Series A 12% Redeemable Preferred Stock, $0.001 par value (the “Preferred Stock”) issued by PlanGraphics, Inc. (“PGRA”), a publicly traded, reporting Colorado corporation; and

WHEREAS, the Parties entered into a Stock Purchase Agreement dated March 4, 2009 (Original Purchase Agreement) pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 100.0000008 shares of the Preferred Stock; and

WHEREAS, the Purchaser had paid a deposit of $5,000.00 against the original purchase price in the Original Purchase Agreement by delivery of that amount to PGRA’s independent public accountant in payment of audit or review fees; and

                WHEREAS, the Seller has made a Series A Redemption Request, offering in the alternative to a cash redemption to redeem all 500 shares of Preferred Stock (including the 100.0000008 shares to be purchased by the Purchaser pursuant to the Original Purchase Agreement) for shares of PGRA’s common stock (the “Common Stock”), the number of such common shares to be determined by dividing the Series A Redemption Price at the Series A Redemption Date $0.00165, which represents the per share volume weighted average of the highest and lowest closing prices for the Corporation’s common stock published by OTC Bulletin Board for the 60 day period commencing on February 15, 2009 and ending on April 15, 2009; and

WHEREAS, PGRA’s board of directors has approved the redemption of the Preferred Stock for the Common Stock; and

WHEREAS, the Seller and the Purchaser desire to amend and restate the Original Purchase Agreement, as provided herein below;

NOW, THEREFORE, in consideration for the Original Purchase Agreement and the deposit made with respect thereto, the Parties covenant, promise and agree as follows:

AGREEMENT

1. Defined terms. All capitalized terms not defined herein are defined in the Certificate of Designation for the Preferred Stock filed with the Secretary of State of Colorado.

2. Terms of the purchase. The Seller will sell and the Purchaser will purchase the 500 shares of Preferred Stock for a price of $167,000 and 1,307,822 shares of Purchaser’s common stock, par value $0.001 per share, as provided in and subject to the terms and conditions set forth herein. The purchase price, due at the closing

(“Closing”), will be paid by delivery of the Purchaser’s promissory note, due in one year with simple interest at a rate of eight percent per annum, and certificates representing the shares of Purchaser’s common stock. The Seller will deliver certificates representing the Preferred Stock at the closing of the transaction against delivery of the Purchaser’s promissory note and Purchaser’s common stock. The Preferred Stock is and the Purchaser’s common stock will be “restricted securities” as defined in Rule 144 under the Securities Act of 1933. The Seller will enter into a Lockup – Leak-out Agreement in the form of Exhibit “A” with respect to the Purchaser’s common stock.

3. Conditions precedent to completion of sale and purchase. The following conditions shall be satisfied before the Purchaser shall be obligated to complete its purchase of the Preferred Stock:

(a) The Common Stock for which the Preferred Stock is redeemed shall constitute more than one-half of PGRA’s issued and outstanding common stock and PGRA shall have no other options, warrants or other rights outstanding for the purchase of its common stock or other equity securities, except management options currently outstanding for the purchase of not more than 5,666,432 shares of common stock.

(b) The Seller shall have agreed to accept certain income interests from PGRA’s operating subsidiary (“PGI MD”) in full payment of principal of and accrued interest on a January 14, 2009 Convertible Debenture in the principal amount of $30,000 issued by PGRA and to release PGRA from liability therefore and Nutmeg Group LLC shall have released its security interests related to the Preferred Stock.

4. Conditions subsequent to be satisfied. At or after the sale and purchase contemplated by this Agreement, the following conditions subsequent must be satisfied. In the event any one or more such conditions is not satisfied, the Purchaser, at its sole option, may cancel its promissory note and the shares of its common stock issued to the Seller and thereupon shall return to the Seller the Preferred Stock or the Common Stock for which the Preferred Stock has been redeemed.

(a) PGRA’s aggregate liabilities, known, contingent and unknown, shall not exceed an aggregate of $28,000, all other liabilities having been assumed by PGI MD, PGRA released from the assumed liabilities and PGI MD shall have indemnified PGRA to the Purchaser’s reasonable satisfaction against the assumed liabilities and shall maintain the Seller’s directors and officers liability insurance “tail” policy in effect on the date of this Agreement covering Antenucci and Beisser for events occurring while they served as directors or officers of the Seller with continuous coverage without gap or lapse for the three-year period commencing on a change in control;

(b) PGRA shall have transferred all of its assets (other than PGI MD common stock) to PGI MD in full payment of all debts and obligations PGRA owes to PGI MD.

(c) PGRA shall have sold all of PGI MD’s common stock (with stockholder approval) to John C. Antenucci;

(d) PGRA shall have terminated all employees who are employed by it on the date hereof, and settled all employment agreements, without any cost to PGRA in either case;

(e) One or more designees of the Purchaser shall have been elected as the directors of PGRA and PGRA’s current directors, officers and employees shall have resigned;

(f) PGRA shall have reverse split its issued and outstanding common stock (with stockholder approval) in a ratio of 1 to 244.8598;

(g) The Seller, Mr. Antenucci, Frederick G. Beisser and PGI MD shall each enter into a lockup – leak out agreement with respect to any common stock of PGRA that he or it now owns or that he or it receives in connection with Purchaser’s acquisition of control of PGRA.

(h) PGI MD shall have agreed in writing to provide reasonable access at its expense to its books and records as may be required, and to cooperate in the audit thereof, by PGRA’s independent public accountant during normal business hours upon three business days’ notice as and to the extent required for PGRA to satisfy its reporting obligations under the Securities Exchange Act of 1934.

5. Closing. When the conditions identified in Section 3 have been satisfied, the sale and purchase of the Preferred Stock will be closed at a time and place to be determined by the Parties.

6. Press releases. No Party will issue a press release regarding the subject matter of this Agreement and the transactions contemplated hereby, before closing, without the prior approval thereof by the other Party and its counsel.

7. Representations and warranties by the Seller. The Seller represents, warrants and agrees as follows:

(a) The Seller is the legal and beneficial owner of the Preferred Stock;

(b) The Seller has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, including the sale of the Common Stock; and

(c) The Seller does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned and the Seller’s sale of the Preferred Stock has been approved by the United States District Court for the Northern District of Illinois.

8.Representations and warranties by the Purchaser. Purchaser hereby represents, warrants and agrees as follows:

(a) Purchaser has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, including the purchase of the Common Stock.

(b) The information heretofore furnished by Purchaser to the Seller for purposes of or in connection with this Agreement or any transaction contemplated hereby does not, and all such information hereafter furnished by Purchaser to the Seller will not (in each case taken together and on the date as of which such information is furnished), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they are made, not misleading.

(c) The Purchaser does not know or have reason to know why all of the transactions contemplated by this Agreement cannot be consummated as planned.

9. Superseding prior agreement. This Agreement amends and restates the Original Purchase Agreement. This Agreement may not be amended, canceled, revoked or otherwise modified except by written agreement subscribed by all of the Parties to be charged with such modification.

10. Binding effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective partners, employees, agents, servants, heirs, administrators, executors, successors, representatives and assigns.

11. Construction and jurisdiction. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Florida including all matters of construction, validity, performance, and enforcement and without giving effect to the principles of conflict of laws. Venue for any action brought under this Agreement shall be in the appropriate court in Manatee County, Florida.

12. Material terms. The Parties agree and stipulate that each and every recital contained in the preamble and every term and condition contained in this Agreement is material, and that each and every recital, term and condition may be reasonably accomplished within the time limitations, and in the manner set forth in this Agreement.

13. Time of essence. The Parties agree and stipulate that time is of the essence with respect to compliance with each and every item set forth in this Agreement.

14. Entire agreement. This Agreement and the agreements generally or specifically identified herein, including a Stock Purchase Agreement to be executed between PGRA and Antenucci, (the “Transaction Agreements”) set forth the entire agreement and understanding of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings related to the subject matter hereof. No understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, has been made by any party hereto which is not embodied or to be embodied in the Transaction Documents or the written statements, certificates, or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no Party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

15. Jurisdiction, venue and governing law. Any suit for enforcement of this Agreement shall be brought in the United States District Court for the Middle District of Florida, Tampa Division, and the parties irrevocably consent to the jurisdiction of said court and the venue therein. This Agreement shall be construed in Florida law, not including the conflict of law rules thereof.

16. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto, agreeing to be bound hereby, execute this Agreement upon the date first set forth above.

Nutmeg/Fortuna Fund, LLLP

By: /s/ Randall S. Goulding

Randall S. Goulding, Managing Member of its General Partner

Integrated Freight Systems, Inc.

By: /s/ Paul A. Henley

Paul A. Henley, President